EXHIBIT 3.03

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AMBAC FINANCIAL GROUP, INC.

Ambac Financial Group, Inc., a Delaware corporation (the “Corporation”), hereby certifies to the Secretary of State of the State of Delaware as follows:

1. The name of the Corporation is Ambac Financial Group, Inc. and its Amended and Restated Certificate of Incorporation was filed with the Secretary of State on July 11, 1997.

2. Section 4.1 of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended in its entirety to read as follows:

Section 4.1. Authorized Capital. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 354,000,000, consisting of 350,000,000 shares of common stock, par value $.01 per share (the “Common Stock”) and 4,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

3. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Ambac Financial Group, Inc. has caused this Certificate to be duly executed on this 27th day of May, 2004 in its corporate name and on its behalf by the Chairman, President and Chief Executive Officer and attested by its Secretary, pursuant to Section 103(a) of the General Corporation Law of the State of Delaware.

/s/ Robert J. Genader
Robert J. Genader
President and Chief Executive Officer

ATTEST:	/s/ Anne G. Gill
Anne G. Gill
Secretary

Dated: May 27, 2004